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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MECHANICAL DYNAMICS, INC.
(Name of Subject Company (Issuer))

MSC ACQUISITION II CORP.
MSC.SOFTWARE CORPORATION
(Names of Filing Persons—Offerors)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

583521 10 9
(CUSIP Number of Class of Securities)

Louis Greco, Chief Financial Officer
MSC.Software Corporation
2 MacArthur Place, Santa Ana, California 92707
Telephone: (714) 540-8900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

COPY TO:

Richard Boehmer, Esq.
O'Melveny & Myers LLP
400 S. Hope Street, Los Angeles, California, 90071
Telephone: (213) 430-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2002 (the "Schedule TO"), relating to the offer by MSC Acquisition II Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of MSC.Software Corporation, a Delaware corporation ("MSC"), to purchase all outstanding shares ("Shares") of common stock, no par value, of Mechanical Dynamics, Inc., a Michigan corporation ("Mechanical Dynamics"), at a price of $18.85 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 22, 2002, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used in this Amendment No. 1 and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

        The items of the Schedule TO set forth below are hereby supplemented and amended as follows:

Item 11. Additional Information.

        Item 11 is amended by adding the following:

        "On April 3, 2002, MSC was advised that early termination had been granted for the waiting period under the HSR Act with respect to the Offer and the proposed Merger. The full text of a press release issued by MSC on April 3, 2002, is filed as Exhibit (a)(1)(H) hereto."

Item 12. Exhibits.

        Item 12 is amended by adding the following exhibit:

"(a)(1)(H) Press release issued by MSC.Software Corporation, dated April 3, 2002."

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 3, 2002 that the information set forth in this statement is true, complete and correct.

MSC.SOFTWARE CORPORATION

By:	/s/ LOUIS A. GRECO Name: Louis A. Greco Title: Chief Financial Officer

MSC ACQUISITION II CORP.

By:	/s/ LOUIS A. GRECO Name: Louis A. Greco Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99(a)(1)(H)	Press release issued by MSC.Software Corporation, dated April 3, 2002.

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SCHEDULE TO
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX